EXHIBIT 99.1

Caledonia Mining Corporation Plc: Mineral Resources and Reserves Update at the Blanket Mine

ST HELIER, Jersey, Feb. 06, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) is pleased to announce an update to the NI 43-101 compliant Mineral Resources and Reserves estimates at its 64 per cent owned subsidiary, the Blanket Mine in Zimbabwe (“Blanket”)1. The total Measured and Indicated Mineral Resources estimate (“M&I”) at Blanket, inclusive of Mineral Reserves, has increased by fifty-two percent to 1,095,000 ounces of gold and the total Mineral Reserves estimate at Blanket has increased by one percent to 395,000 ounces of gold, in each case as compared to the adjusted figures explained further below2.

Minxcon (Pty) Ltd were commissioned by the Company to produce updated Mineral Resources and Mineral Reserves estimates based upon existing data, reflecting the completion of Central Shaft, and the migration to fully digital estimation protocols. The report was commissioned based upon data struck at March 31, 2022 for Mineral Resources and September 1, 2022 for Mineral Reserves.

Commenting on the Mineral Resources and Mineral Reserves update, Mark Learmonth, Chief Executive Officer said:

“I am delighted to be publishing this report reflecting the completion of Central Shaft which not only has increased M&I by 52% to over 1 million ounces, but also increased Mineral Reserves by 1% to 395,000 ounces, thus securing the long-term future of Blanket. The slight reduction in Inferred Mineral Resources is partly due to our long track record of growing Mineral Resources and successfully converting Inferred Mineral Resources into M&I, but also reflects the constrained deep level exploration due to sinking and equipping Central Shaft. We are pleased to have established new drilling platforms with resumed drilling.”

“In 2022, the Company achieved its long-term target of producing 80,000 ounces of gold at Blanket - this, coupled with a high gold price, puts the Company in a good position to start to progress our new portfolio of assets supported by cash generated from stable production at Blanket.”

The tables below compare the new NI 43-101 Mineral Resources estimate at March 31, 2022 and Mineral Reserves estimate at September 1, 2022 to the 1300 S-K TRS Mineral Resources and Reserves which were stated with an effective date of December 31, 2021 (see footnote 2 above for an explanation of column B below).

Mineral Resources Comparison
	A			B			C			Variance % (B to C)
Effective Date	December 31, 2021			December 31, 2021			March 31, 2022
Source	1300 S-K TRS			1300 S-K TRS but calculated at 100%			NI-43-101 to be published on SEDAR
Basis	Inclusive of Mineral Reserves 64% Attributable			Inclusive of Total Mineral Reserves Non-Attributable			Inclusive of Total Mineral Reserves Non-Attributable
Mineral Resources Classification	Tonnes	Grade	Au Content	Tonnes	Grade	Au Content	Tonnes	Grade	Au Content	Tonnes	Grade	Au Content
	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz
Measured	1,215	3.06	119	1,899	3.06	187	5,065	3.32	541	167%	8%	190%
Indicated	3,347	3.18	342	5,229	3.18	535	5,659	3.04	554	8%	-4%	4%
Total M&I	4,562	3.15	462	7,129	3.15	721	10,724	3.18	1,095	50%	1%	52%
Inferred	5,419	3.17	552	8,467	3.17	863	8,995	2.92	844	6%	-8%	-2%

Mineral Resources (March 31, 2022)
Notes:

  Cut-off applied 1.5 g/t.
  No geological loss applied for Measured, 5% for Indicated and Inferred.
  Gold price: USD1,600/oz.
  Mineral Resources for NI 43-101 are stated inclusive of Mineral Reserves.
  Mineral Resources for NI 43-101 are reported as total Mineral Resources and are not attributed.
  All orebodies are depleted for mining.
Mineral Reserves Comparison
	A			B			C			Variance % (B to C)
Effective Date	December 31, 2021			December 31, 2021			September 1, 2022
Source	SK-1300 TRS			1300 S-K TRS but calculated at 100%			NI-43-101 to be published on SEDAR
Basis	64% Attributable Mineral Reserves			Total Mineral Reserves Non-Attributable			Total Mineral Reserves Non-Attributable
Mineral Reserves Classification	Tonnes	Grade	Au Content	Tonnes	Grade	Au Content	Tonnes	Grade	Au Content	Tonnes	Grade	Au Content
	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz
Proven	656	3.11	66	1,025	3.11	103	1,978	3.30	210	93%	6%	105%
Probable	1,751	3.30	186	2,736	3.30	290	1,964	2.94	185	-28%	-11%	-36%
Total	2,407	3.25	251	3,761	3.25	393	3,942	3.12	395	5%	-4%	1%

Mineral Reserves (September 1, 2022)
Notes:

  Mineral Reserve cut-off of 2.1 g/t applied.
  The gold price that has been utilised in the economic analysis to convert diluted Measured and Indicated Mineral Resources in the life of mine plan (“LOMP”) to Mineral Reserves is an average real term price of USD1,650/oz over the LOMP, as compared to USD1,622/oz for the 1300 S-K TRS.
  Mineral Reserves are reported as total Mineral Reserves and are not attributed in the NI 43-101.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841793
Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775
Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000
BlytheRay Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor – Zimbabwe) Dzika Dhana Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014.

Glossary

Unit	Definition
%	Percent
/	Per
± or ~	Approximately
°	Degrees
°C	Degrees Celsius
a	Year
cm	Centimetre
d	Day
g	Grammes
g/cm3	Grammes per cubic centimetre
g/t	Grammes per tonne
Ga	Billion years (1,000,000,000 years)
ha	Hectares
hr	Hour
kg	Kilogram (1,000 g)
kL	Kilolitres (1,000 l)
km	Kilometre (1,000 m)
km2	Square kilometres
koz	Kilo ounces (1,000 oz)
kt	Kilotonnes (1,000 t)
ktpm	Kilo tonnes per month
kV	Kilovolt (1,000 volts)
kVA	Kilovolt ampere
kW	Kilowatt (1,000 W)
l	Litre
m	Metre
m2	Square metres
m3	Cubic metres
mm	Millimetre
Moz	Million ounces (1,000,000 oz)
Mt	Million tonnes (1,000,000 t)
Mtpa	Million tonnes per annum
MVA	Megavolt ampere
oz	Troy Ounces
t	Tonne
t/m³	Tonnes per cubic meter
tpd	Tonnes per day
V	Volts
x	By / Multiplied by

The following abbreviations were used in the Report:

Abbreviation	Description
2018 Report	National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe (Updated February 2018)
AC	Asbestos Cement
amsl	Above Mean Sea Level
BETS	Employee Trust for the benefit of the present and future employees of Blanket Mine
BIF	Banded Iron Formation
Blanket Mine Company	Blanket Mine (1983) (Pvt) Ltd
Blanket or the Mine	Blanket Gold Mine
BQR	Blanket Quartz Reef
Caledonia or the Company	Caledonia Mining Corporation Plc
CAPM	Capital Asset Pricing Model
CBDZ	Colleen Bawn Deformation Zone
CIL	Carbon-in-Leach
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CMS	Central Main Shaft
CPI	Consumer Price Indices
CRM	Certified Reference Material
DCF	Discounted Cash Flow
DSR	Disseminated Sulphide Reefs
DSR	Disseminated Sulphide Reefs
EIA	Environmental Impact Assessment
EM Act	Environmental Management Act (Chapter 20:27) No. 13/2002
EMA	Environmental Management Agency
Epoch	Epoch Resources (Pty) Ltd
FCFE	Free Cash Flow to Equity
FCFF	Free Cash Flow to Firm
Fidelity	Fidelity Printers and Refiners Limited
Fremiro	Fremiro Investments (Private) Limited
FW	Footwall
G&A	General and Administrative
GCSOT	Gwanda Community Share Ownership Trust
GGB	Gwanda Greenstone Belt
GMS	Greenstone Management Services (Pty) Limited
HG	High Grade
HW	Hanging Wall
IL	Intensive Leach
Kinross	Kinross Gold Corporation
KNA	Kriging Neighbourhood Analysis
LG	Low Grade
LIMS	Laboratory Information Management System
LoM	Life of Mine
Minxcon	Minxcon (Pty) Ltd
ML40	Mining Lease with registered number 40
MMA	Mines and Minerals Act (Chapter 21:05) of 1961
MMCZ	Minerals Marketing Corporation of Zimbabwe
MSO	GEOVIA Stope Shape Optimiser
NI 43-101	National Instrument 43-101, Form 43-101 F1 and the Companion Policy Document 43-101CP
NIEEF	National Indigenisation and Economic Empowerment Fund
NIR	Not-In-Reserve
NMD	Nominal Maximum Demand
NPV	Net Present Value
NSR	Net Smelter Royalty
NWGDZ	Northwest Gwanda Deformation Zone
OHL	Overhead Powerlines
PEM	Prospectivity Enhancement Multiplier
PPE	Personal Protective Equipment
PSA	Pressure Swing Absorption
QAQC	Quality Assurance and Quality Control
QP	Qualified Person
RoM	Run of Mine
RoR	Rate of Rise
SG	Specific Gravity
SGDZ	South Gwanda Deformation Zone
SoR	Slope of Regression
The Act	Indigenisation and Economic Empowerment Act
this Report	NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” with an effective date of 1 January 2023
TMM	Trackless Mobile Machinery
TSF	Tailings Storage Facility
WACC	Weighted Average Cost of Capital
ZESA	Zimbabwe Electricity Supply Authority
ZINWA	Zimbabwe National Water Authority
ZMDC	Zimbabwe Mining Development Corporation

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are forward-looking information and forward-looking statements (collectively, “forward-looking information”) within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “envisage”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: estimates of Mineral Resources and Mineral Reserves; the projections used in developing such estimates; the filing of a new NI 43-101 technical report; future production and cash generation at Blanket; and the progression of the Company’s assets.   This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information, including interpretations of exploration results and assumptions relating to future costs and commodity prices.

Securityholders, potential securityholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking information. Such factors include, but are not limited to: risks relating to estimates of Mineral Reserves and Mineral Resources proving to be inaccurate, fluctuations in gold price, increases in capital or operating costs, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of Mineral Reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations, and the other risk factors discussed in the Company’s reports filed with the SEC on www.sec.gov and with Canadian securities regulators on www.sedar.com. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all Reserves and Resource estimates contained in this press release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of 1300 S-K adopted by the SEC, and Reserve and Resource information contained in this press release may not be comparable to similar information disclosed by U.S. companies. The requirements of NI 43-101 for identification of Reserves and Resources are also not the same as those of 1300 S-K, and any Reserves or Resources reported in compliance with NI 43-101 may not qualify as “Reserves” or “Resources” under 1300 S-K. Accordingly, the Mineral Reserve and Resource information set forth herein may not be comparable to information made public by companies that report in accordance with United States standards.

1 This news release has been approved by Mr Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, the Company’s qualified person as defined by Canada’s National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). The Company’s independent qualified persons as defined by NI 43-101, Mr Uwe Engelmann (BSc (Zoo. & Bot.), BSc Hons (Geol.), Pr.Sci.Nat. No. 400058/08, FGSSA) in respect of the Mineral Resources estimate and Mr Daniel van Heerden (B Eng (Min.), MCom (Bus. Admin.), MMC) in respect of the Mineral Reserves estimate each of Minxcon (Pty) Ltd have verified the data disclosed herein, including sampling, analytical and test data informing the Mineral Resources and Mineral Reserves estimates, by reviewing the methodologies, results and all procedures undertaken in a manner consistent with industry practice, and all matters were consistent and accurate according to their professional judgement. There were no limitations on the verification process. A technical report prepared in accordance with NI 43-101 for Blanket will be filed by the Company on SEDAR (www.sedar.com) within 45 days of this news release.

2 The percentage changes are based on the Technical Report Summary on Blanket Mine (the “1300 S-K TRS”) prepared in compliance with the SEC’s technical disclosure requirements for mining companies under new subpart 1300 of Regulation S-K (“1300 S-K”) which was filed as exhibit 15.4 to the Annual Report on Form 20-F of the Company that had an effective date of December 31, 2021 and which was filed on EDGAR (www.sec.gov/edgar) on May 17, 2022, and which contains the Company’s most recently published Mineral Resources and Reserves estimates. Mineral Resources and Reserves are stated in the 1300 S-K TRS pursuant to 1300 S-K on an attributable basis (i.e. 64%, based on the Company’s percentage ownership of Blanket Mine) and Mineral Resources are stated exclusive of Mineral Reserves. Given that under NI 43-101 Mineral Resources and Reserves are stated on a 100% (i.e. non attributable basis) and Mineral Resources are inclusive of Mineral Reserves, the estimates in the 1300 S-K TRS (the “TRS Mineral Resources and Reserves”) as shown in this announcement and to which the new estimates have been compared have also been grossed up to 100% (i.e. non attributable) and are shown on an inclusive basis in order to correlate with the methodology used to estimate the new NI 43-101 Mineral Resources and Reserves and thus provide a meaningful comparison to the previously published estimates in the 1300 S-K TRS – see table below with full details.